# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spinnaker ETF Series, CIK 0001484018
CUSIP: 84858T780
Title of class of securities: Genter Capital Municipal Quality Intermediate ETF
Address of issuer's principal executive offices: 116 SOUTH FRANKLIN STREET, ROCKY MOUNT, North Carolina (NC), 27802-0069
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001390777-25-000048
Filed by CIK 0001390777

## Reporting persons
- Bank of New York Mellon Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 152,365; shared voting power 0; sole dispositive power 0; shared dispositive power 152,365; aggregate amount beneficially owned 152,365 (40.1% of the class)
- BNY Mellon IHC, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 152,365; shared voting power 0; sole dispositive power 0; shared dispositive power 152,365; aggregate amount beneficially owned 152,365 (40.1% of the class)
- MBC Investments Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 152,365; shared voting power 0; sole dispositive power 0; shared dispositive power 152,365; aggregate amount beneficially owned 152,365 (40.1% of the class)
- BNY Mellon Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 152,365; shared voting power 0; sole dispositive power 0; shared dispositive power 152,365; aggregate amount beneficially owned 152,365 (40.1% of the class)

## Item 1. Issuer
Name of issuer: Spinnaker ETF Series
Address of issuer's principal executive offices: 116 SOUTH FRANKLIN STREET, ROCKY MOUNT, NORTH CAROLINA, 27802-0069.

## Item 2. Person Filing
Name of person filing: The Bank of New York Mellon Corporation
Address of principal business office or, if none, residence:
240 Greenwich Street
New York, New York 10286
Citizenship: See cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See Item 5 through 9 and 11 of cover page(s) as to each reporting person.

The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.
Percent of class: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Sole power to vote or to direct the vote: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Shared power to vote or to direct the vote: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Sole power to dispose or to direct the disposition: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Shared power to dispose or to direct the disposition: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale.

The interests of 3 such persons, James Hilburger, Laurie Caccard and Kimberly Townsend, in the Genter Capital Municipal Quality Intermediate ETF of Spinnaker ETF Series is more than five percent of the total outstanding of Genter Capital Municipal Quality Intermediate ETF.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bank of New York Mellon Corp: Andrew Weiser, Attorney-In-Fact (04/07/2025)
- BNY Mellon IHC, LLC: Andrew Weiser, Attorney-In-Fact (04/07/2025)
- MBC Investments Corp: Andrew Weiser, Attorney-In-Fact (04/07/2025)
- BNY Mellon Advisors, Inc.: Andrew Weiser, Attorney-In-Fact (04/07/2025)